June 26, 2019

Stephen Vogel
Chief Executive Officer
Tuscan Holdings Corp. II
135 E. 57th St., 18th Floor
New York, NY 10022

       Re: Tuscan Holdings Corp. II
           Registration Statement on Form S-1
           Filed June 19, 2019
           File No. 333-232205

Dear Mr. Vogel:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 19, 2019

Description of Securities, page 75

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
       Securities Act or Exchange Act, please also ensure that the exclusive forum provision in
 Stephen Vogel
Tuscan Holdings Corp. II
June 26, 2019
Page 2
       the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
       Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Peter McPhun, Staff Accountant, at 202-551-3581 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Lobert, Staff Attorney, at 202-551-
7150 or Kim McManus, Senior Attorney, at 202-551-3215 with any other questions.



                                                              Sincerely,

FirstName LastNameStephen Vogel                               Division of
Corporation Finance
                                                              Office of Real
Estate and
Comapany NameTuscan Holdings Corp. II
                                                              Commodities
June 26, 2019 Page 2
cc:       Jeffrey Gallant
FirstName LastName